NATURALSHRIMP INCORPORATED

5501 LBJ FREEWAY, SUITE 450

DALLAS, TEXAS 75240

February 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaturalShrimp Incorporated
Registration Statement on Form S-1 (File No. 333-261530)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, NaturalShrimp Incorporated hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Tuesday, March 1, 2022, or as soon thereafter as possible.

Very Truly Yours,

NATURALSHRIMP INCORPORATED

/s/ Gerald Easterling
Gerald Easterling
Chief Executive Officer